KOFF, CORN & BERGER, P.C.
                                ATTORNEYS AT LAW
DOUGLAS B. KOFF          303 EAST SEVENTEENTH AVENUE                   TELEPHONE
                                    SUITE 940                       303.861.1166
                           DENVER, COLORADO 80203-1262
                                                                       FACSIMILE
                                                                    303.861.0601

                                                                          E-MAIL
                                                               dkoff@wckblaw.com


                                November 21, 2006


Ms. Pamela A. Long
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 "F" Street N.E.
Washington, D.C.  20549

     Re:   OraLabs Holding Corp.;
           Preliminary Proxy Statement on Schedule 14A, filed November 13, 2006; SEC File No. 000-23039
           Our File No. 5671.039

Dear Ms. Long:

     This letter is submitted on behalf of OraLabs Holding Corp. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company's Preliminary Proxy Statement on Schedule 14A (filed on November 13, 2006, File No. 000-23039) (the "Proxy Statement"), as set forth in your letters to Gary H. Schlatter dated November 15, 2006 and November 20, 2006 (the "Comment Letters").

     For reference purposes, the text of your Comment Letters dated November 15, 2006 and November 20, 2006 have been reproduced below in italics with responses below each numbered comment. A marked copy of the revised Preliminary Proxy Statement was sent to Mr. Andrew Schoeffler (Staff Attorney), who forwarded it to Mr. Al Pavot (Staff Accountant). All capitalized terms used in this letter and not defined have the same meanings that are specified in the Proxy Statement.

Comments from November 15, 2006 Letter
--------------------------------------

1. We note your response to comment 1 from our letter dated October 27, 2006, but believe that the exclusion for change of domicile transactions contemplated by Rule 145(a)(2) does not apply to the reincorporation merger. Rule 145(a)(2) would require that the "sole purpose" of the merger be to change the issuer's domicile. However, it appears that another purpose of the reincorporation merger is to let the exchange transaction go forward. In this regard, we note disclosures in your filing that upon completion of the closing the reincorporation merger will have taken place prior to the acquisition of PSHL, and that the reincorporation must be approved by the shareholders of OraLabs, or none of the transactions will be given effect.

     Further, we believe this is consistent with our interpretation to view all aspects of a transaction together, and if the overall transaction changes the nature of the shareholders' investment, then the exclusion in Rule 145(a)(2) is not available. In connection with the Exchange Agreement, we note that prior to the transactions, the shareholders own 23% of a Nevada company engaged in the production and sale of oral and lip care products and nutritional supplements. After the transactions, they will own 4% of a Delaware company engaged in steel processing in China. Whether the purpose of the transaction is for more favorable tax treatment or corporate law choice is not determinative. Similarly, whether shareholder approval of the

Ms. Pamela A. Long
November 21, 2006
Page 2



     transaction would otherwise be required under applicable statutes is also not determinative. Therefore, we believe that the overall transaction changes the nature of OraLabs' shareholders' investment, and that it is appropriate to register the entire transaction on a registration statement under the Securities Act.

     Comment followed. The reincorporation proposal has been deleted and replaced with proposals to amend the existing Articles of Incorporation solely to change the name of the company to China Precision Steel, Inc. and to increase the number of authorized common and preferred shares. In the Proxy Statement's discussion of the Exchange Agreement, the company added a statement that the requirement in the First Amendment to seek a change in domicile has been mutually waived. A copy of the Articles of Amendment is attached to the Proxy Statement as Annex 5 and replaces the previous Annexes 5 and 6.

2. Based on the information in your letters and in the filing, it appears inappropriate to classify the funds transferred to Shanghai Tuorong as an asset of PHSL. We again note that Shanghai Tuorong has no legal obligation to repay PSHL. Also, there is no formal, written agreement giving PSHL the right to use the land where the construction is occurring. Further, it appears that Shanghai Tuorong is the legal entity that executed the contracts authorizing the construction on its land. Accordingly, it does not appear that PSHL has any enforceable legal right to use the land and the property thereon. We also understand that the legal transfer of land use rights is not assured because it is subject to government approvals. Similarly, the plan to make Shanghai Tuorong a subsidiary of PSHL is also not assured. Therefore, as previously requested, please revise the financial statements to record the payments to Shanghai Tuorong as dividends by reducing retained earnings. If the property is legally transferred to PSHL, then that transaction should be accounted for as a capital contribution given that both entities have common equity holders.

     Comment followed. The appropriate changes have been made to the PSHL financial statements, the pro forma statements, and the MD&A, and a reference to this matter was added to the Property subsection of the PSHL Business section in the Proxy Statement.

3. Your letter identifies receivables and payables as PSHL's primary book to tax differences. It appears that the $1,560,957 6/30/06 deferred tax liability results from multiplying 13.5% by the difference between the 6/30/06 receivable and payable balances. Please clarify for us why the $1,859,773 advances from customers balance does not give rise to a deferred tax asset since, under the cash basis, it appears that no tax would be paid in the period that corresponding revenue is booked for GAAP purposes.

     Comment followed. The clarification appears in Note 12 to the PSHL financial statements.

Comment from November 20, 2006 Letter
-------------------------------------

4. Rule 14a-4(a)(3) under the Exchange Act requires you to separately break out on the proxy card each matter to be voted on. In this regard, we note the proposal to amend your charter to change the name of your company, increase the authorized number of shares of common stock, and increase the authorized number of shares of preferred stock. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. Please see the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). The disclosure in your proxy statement should also be revised to address each of these matters separately.

Ms. Pamela A. Long
November 21, 2006
Page 3



     Comment followed. The Company separated Proposal 6 into two proposals, one that covers the name change and increase in authorized common shares, and the other that covers the increase in authorized preferred shares.

     Attached to this letter is the Company's statement in response to the Staff's request made in its initial comment letter dated September 18, 2006. Thank you.

                                                Very truly yours,

                                                KOFF, CORN & BERGER, P.C.

                                                /s/ Douglas B. Koff

                                                Douglas B. Koff

DBK\gm
Attachment
cc:  Henry F. Schlueter, Esq., Schlueter & Associates, P.C.
     Barbara A. Jones, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP Capitalink, L.C.
     Charles Gray
     OraLabs Board of Directors

                              ORALABS HOLDING CORP.

                                November 21, 2006


Ms. Pamela A. Long
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 "F" Street N.E.
Washington, D.C.  20549

     Re:   OraLabs Holding Corp. ("OraLabs");
           Preliminary Proxy Statement on Schedule 14A, filed November 13, 2006 (the "Filing");
           SEC File No. 000-23039

Dear Ms. Long:

     In response to the request made in the Staff's comment letter dated September 18, 2006, OraLabs acknowledges that:

             (i) OraLabs is responsible for the adequacy and accuracy of the disclosure in the Filing;

             (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

             (iii) OraLabs may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                   Very truly yours,

                                                   /s/ Gary H. Schlatter
                                                   ---------------------------
                                                   President